VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

JOHN S. MARTEN
312-609-7753	CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ
jmarten@vedderprice.com
May 7, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim O’Connor

Re:	Nuveen Investment Trust (the “Registrant”) on behalf of
Nuveen Balanced Municipal and Stock Fund
Nuveen Balanced Stock and Bond Fund
Nuveen Balanced Global Value Fund
(each a “Fund” and collectively, the “Funds”)
     Dear Mr. O’Connor:
     On behalf of each above Fund, this letter is in response to the comments you provided on May 5, 2008 during our telephone conference regarding the preliminary proxy materials filed for each Fund on April 25, 2008. This letter responds to your comments. As you requested, this letter is being filed via EDGAR correspondence.
1. Comment: Consider including in the Q&A and the Notice to Shareholders the phone number and internet address that shareholders can use to vote their shares so that it is easily accessible if a shareholder loses the proxy card.
     Response: The phone number and internet address have been added to the Q&A and the Notice to Shareholders.
2. Comment: Consider providing a brief statement about NAM following the description of R&T on page 8/9 of each proxy statement.
     Response: A cross-reference to the description of NAM on page 18/19 of each proxy statement has been added following the description of R&T.
3. Comment: You noted that with respect to one of the underlying funds described in each proxy statement, the Nuveen U.S. Equity Risk Control Fund, the SEC Staff has concerns about the description of the fund (i.e., how the fund is controlling risk) and the name of the fund.

May 7, 2008

     Response: Each Fund has removed from its proxy statement the description of the Nuveen U.S. Equity Risk Control Fund initially included in the “How the Fund Will Manage Risk” section of each proxy statement. Each Fund has also removed all references to the Nuveen U.S. Equity Risk Control Fund reducing or controlling investment style risk. Finally, each Fund has footnoted all references to the Nuveen U.S. Equity Risk Control Fund to inform shareholders that the Nuveen U.S. Equity Risk Control Fund is still in the process of being registered with the SEC and that the name and investment strategies of the Fund may change as a result of the registration process.
4. Comment: As a general comment on the “Board Considerations for R&T Sub-Advisory Agreement” section, please highlight the conclusions reached by the Board. Specifically, what is the conclusion regarding profitability.
Response: Please note the following conclusions made by the Board or Independent Board Members and included in the discussion of the “Board Considerations for R&T Sub-Advisory Agreement”:
Nature, Extent and Quality of Services: Based on their review, the Board found that, overall, the nature, extent and quality of services provided and expected to be provided to the Fund under the Advisory Agreement and Sub-Advisory Agreement were satisfactory.
Fees and Expenses: Based on its review of the fee and service information provided, the Board determined that the proposed advisory fees for the respective Fund Advisor were reasonable.
Profitability: Based on their review, the Independent Board Members were satisfied that Nuveen’s level of profitability for advisory activities was reasonable in light of the services provided.
Economies of Scale and Whether Fee Levels Reflect These Economies of Scale: Based on its review, the Independent Board Members had concluded that the absence of a breakpoint schedule and complex-level fee arrangement was acceptable.
Conclusion: The Board did not identify any single factor discussed previously as all-important or controlling. The Board, including a majority of the Independent Board Members, concluded that the terms of the Advisory Agreement and Sub-Advisory Agreement were fair and reasonable, that the respective Fund Advisor’s fees are reasonable in light of the services provided to the Fund, and that the Advisory Agreement be renewed and the R&T Sub-Advisory Agreement be approved, and the Board recommended that shareholders approve the R&T Sub-Advisory Agreement.
Based on the conclusions noted above, no changes have been made to this section.

May 7, 2008

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     If you have any questions regarding these responses, please call me at (312) 609-7753.
Very truly yours,
/s/ John S. Marten
John S. Marten

cc:	Christopher Rohrbacher (Nuveen Investments) Renee M. Hardt (Vedder Price P.C.)